SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated July 21st, 2004 announcing Registrant’s second quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: July 21st, 2004

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS SECOND QUARTER AND
FIRST SIX MONTH 2004 RESULTS

        KFAR SAVA, Israel–July 21, 2004 – Silicom Ltd. (NASDAQ:SILCF) today reported financial results for the second quarter ended June 30, 2004.

        Revenues for the second quarter of 2004 were $895,000, an increase of 28% compared to $700,000 in the second quarter of 2003. Net loss for the quarter was ($544,000), or ($0.13) per share, compared to ($544,000), or ($0.13) per share for the second quarter of 2003.

        Revenues for the first half of 2004 were $1,743,000 compared to $2,025,000 for the first half of 2003. Net loss for the period was ($946,000), or ($0.23) per share, compared to ($767,000), or ($0.19) per share for the first six months of 2003.

        Commenting on the results, Shaike Orbach, President and CEO, said, “Our results reflect the significant progress we are making according to our work plan and are in line with our expectations. During the quarter, we recorded a growing number of orders and design wins for our server adapter product lines from Silicon Graphics, Netasq and others, enabling us to increase our revenues despite the continued decline in sales of legacy products. As expected during this transitional period, the current manufacturing quantities, which represent only initial quantities for the new design wins, translate into high manufacturing costs, significantly impacting our current profitability. As sales continue to build in the wake of both already-recorded and new design wins, manufacturing quantities will rise, bringing our profitability back to the normal range.

        “Overall, we are pleased with our success in penetrating new markets, securing new customers and establishing important new partnerships. We are encouraged by rising demand in a variety of target markets and continue to believe in our long-term prospects.”

Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Ilan Erez, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il

FINANCIAL TABLES FOLLOW

Silicom Ltd. Consolidated Summary of Results
(Unaudited)

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended June 30,		Six-month period ended June 30,

	2004	2003	2004	2003

Sales	$895	$700	$1,743	$2,025
Cost of sales	730	478	1,275	1,155

Gross profit	165	222	468	870

Research and development
costs, gross	401	438	808	837
Less - royalty bearing participations	---	(66)	(28)	(66)

Research and development costs, net	401	372	780	771

Selling and marketing expenses	145	235	331	576
General and administrative	161	156	308	306

	707	763	1,419	1,653

Operating income (Loss)	(542)	(541)	(951)	(783)

Financial income (expenses), net	(2)	(3)	5	16

Income (Loss) before taxes on income	(544)	(544)	(946)	(767)
Taxes on income	---	---	---	---

Net income (Loss)	$(544)	$(544)	$(946)	$(767)

Basic and diluted earnings
(Loss) per share	$(0.13)	$(0.13)	$(0.23)	$(0.19)

Weighted average number of shares
outstanding - Basic EPS (in thousands)	4,199	4,110	4,199	4,110

Weighted average number of shares
outstanding - Diluted
EPS (in thousands)	4,199	4,110	4,199	4,110

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)

Assets

Current assets
Cash and cash equivalents	$1,372	$1,811
Short term investments	1,048	767
Trade receivables	459	628
Other receivables	275	290
Inventories	1,531	1,225

	4,685	4,721

Long-term investments	---	549
Severance pay fund	507	504
Property and equipment, net	244	277
Other assets	63	67

Total assets	$5,499	$6,118

Liabilities and shareholder's equity

Current liabilities
Trade payables	804	558
Other payables and accrued liabilities	481	488

Total current liabilities	1,285	1,046

Liability for severance pay	882	895

Total liabilities	2,167	1,941

Shareholders' Equity
Share capital and additional paid in
capital	5,652	5,551
Treasury stock	(38)	(38)
Retained earnings (deficit)	(2,282)	(1,336)

	3,332	4,177

Total liabilities and shareholders equity	$5,499	$6,118